Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), pursuant to the provisions of article 12 of CVM Instruction No. 358/02, discloses that it has received correspondence from The Vanguard Group. Inc., with the following information:

“Ref.: Disclosure of material equity holding

Dear Sirs,

Pursuant to Section 12 of CVM Rule No. 358 dated January 3, 2002, as amended by CVM Rule No. 568, dated September 17, 2015, The Vanguard Group, Inc., on behalf of itself and its investment advisory affiliates, in its capacity as investment advisor with investment discretion over certain Vanguard-advised funds (“Vanguard”), hereby informs that, due to the conclusion (homologação) of the voluntary conversion of preferred shares into common shares of Oi S.A. (“Oi”), Vanguard-advised funds collectively hold on the date hereof in the aggregate 10,924,885 preferred shares of Oi and 957,165 ADRs representing preferred shares, which collectively amount to 11,882,050 preferred shares and approximately 7.53% of the preferred shares of Oi (based on the 157,727,241 preferred shares total of Oi as disclosed in the 93rd Board of Directors meeting of Oi held on October 8, 2015).

Additionally, Vanguard informs it holds on the date hereof in the aggregate 3,739,039 common shares and 13,368 ADRs representing common shares of Oi, and, therefore, also has aggregate exposure to 3,752,407 common shares of Oi (which amount to approximately 0.56% of the common shares of Oi).

Vanguard informs that the purpose of the above mentioned equity interest is strictly of investment, and there is no current plan to change the control composition or the management structure of Oi.

Additionally, Vanguard informs that, with the exception of the securities mentioned above, the Vanguard-advised funds do not hold and have no knowledge of entities affiliated with holding convertible debentures, warrants, subscription rights to shares or options to purchase shares of Oi, and that it did not conclude any contracts or agreements regulating the exercise of voting rights or the purchase or sale of securities issued by Oi.

Finally, we inform that Vanguard’s principal place of business is located at 100 Vanguard Blvd, V26, Malvern, PA, United States of America, and that our legal representatives in Brazil are Citibank DTVM S.A., enrolled with the CNPJ under No. 33.868.597/0001-40 and J.P. Morgan S.A. DTVM, enrolled with the CNPJ under No. 33.851.205/0001-30.

We remain at your entire disposal should you need any further clarification on the matter above mentioned.

Yours faithfully,

The Vanguard Group, Inc.

By: Nick Gould

Title: Compliance Manager”

Rio de Janeiro, October 19, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.